

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 21, 2008

Mr. Paul Coghlan
Vice President of Finance and Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

      RE: **Linear Technology Corporation**
              Form 10-K for the fiscal year ended July 1, 2007
              Filed August 24, 2007
              File No. 0-14864

Dear Mr. Coghlan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Angela J. Crane
                        Accounting Branch Chief